Act: 1934
Section: 13(a)
Rule:
Public Availability: 8/11/2014

[redacted]

14008158

PE 8/11/2014

DC

NO ACT

August 11, 2014

Received SEC

AUG 11 2014

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sooner Holdings, Inc.
Incoming letter dated August 11, 2014

Based on the facts presented, the Division will not object if Sooner Holdings does not file future periodic reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2014. In reaching this position, we particularly note the following:

- Sooner Holdings' stockholders approved and adopted the Plan of Dissolution;
- Sooner Holdings will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses;
- Sooner Holdings will file a final report on Form 8-K and a Form 15 when the dissolution is complete;
- Sooner Holdings is current in its reporting obligations under the Exchange Act;
- Sooner Holdings filed its Certificate of Dissolution with the Delaware Secretary of State and the effective date of the dissolution was June 11, 2014;
- There is no trading in Sooner Holdings' securities; and
- Sooner Holdings' transfer agent has closed Sooner Holdings' stock transfer books and discontinued recording transfers of Sooner Holdings' stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 11, 2014

Mail Stop 4561

Richard C. Segal
Attorneys at Law
111 Huntington Avenue
Boston, Massachusetts 02199

Re: Sooner Holdings, Inc.

Dear Mr. Segal:

In regard to your letter of August 11, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
617.342.4000 TEL
617.342.4001 FAX
WWW.FOLEY.COM

WRITER'S DIRECT LINE
617.342.4069
rsegal@foley.com EMAIL

CLIENT/MATTER NUMBER
102440-0133

August 11, 2014

VIA ELECTRONIC DELIVERY

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

References:
Exchange Act Sections 12(g), 13(a), 15(d)

Re: Sooner Holdings, Inc. (f/k/a Syntroleum Corporation); File No. 001-34490: Request for Relief from Exchange Act Reporting Requirements During Dissolution and Liquidation

Ladies and Gentlemen:

On behalf of Sooner Holdings, Inc. (f/k/a Syntroleum Corporation), a Delaware corporation (the "Company"), we hereby submit a request for relief from various reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") grant the Company relief from any further reporting requirements under Section 13(a) or 15(d) of the Exchange Act (commencing with relief from the requirement to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014), provided that the Company undertakes to disclose any material developments relating to the liquidation and dissolution of the Company by filing Current Reports on Form 8-K.

I. BACKGROUND

Historical Activities

The Company was incorporated in the State of Kansas in 1996 under the name SLH Corporation as a wholly-owned subsidiary of Seafield Capital Corporation ("Seafield") and initially held certain real estate assets, energy assets, and miscellaneous securities, including a 32.5% interest in Syntroleum Corporation ("Syntroleum"). In 1997, the Company's common stock, par value $0.01 per share (the "Common Stock"), and attendant preferred share purchase rights (the "Rights") were distributed to Seafield stockholders and the Common Stock and Rights were registered under Section 12(g) of the Exchange Act. Later in 1997, the Common Stock was listed on the National Market System of NASDAQ. In 1998, Syntroleum was merged with and into the Company and the Company became primarily engaged in the commercialization of proprietary technologies to produce synthetic liquid hydrocarbons. In 1999, the Company reincorporated in the State of Delaware. In 2006, the Common Stock and Rights were automatically registered under Section 12(b) of the Exchange Act upon The NASDAQ Stock Market becoming registered as a national securities exchange.

In June 2007, the Company entered into definitive agreements with Tyson Foods, Inc. ("Tyson") to form Dynamic Fuels, LLC ("Dynamic Fuels"), 50/50 joint venture to construct and operate renewable diesel production facilities in the United States using certain of the Company's proprietary technologies. The first plant, located in Geismar, Louisiana (the "Geismar Facility"), began commercial operations in November 2010.

In December 2012, the Geismar Facility was placed in stand-by mode primarily because of economic conditions, including falling prices associated with United States Environmental Protection Agency (the "EPA") "Renewable Identification Numbers", uncertainty regarding the extension and retroactive application of United States federal tax credits, and the high price of feedstocks. Although economic conditions improved in 2013, the Geismar Facility remained in stand-by mode as the Company and Tyson did not agree upon the conditions necessary for plant start-up. Nevertheless, the Company remained responsible to fund approximately $925,000 per month in operating expenses for Dynamic Fuels, resulting in an ongoing decrease in the Company's cash position. Further, the Company had yet to derive material operational or licensing revenue from its "gas-to-liquid" technologies. In addition, the Company was facing an increasingly uncertain regulatory environment surrounding the availability of United States federal tax credits, as well as possible reductions in the EPA's renewable volume obligations. As a result, the Company was receptive to a potential acquisition or a sale of its interest in Dynamic Fuels and/or its entire business and, in April 2013, the Company's Board of Directors determined to engage Piper Jaffray & Co. to act as the Company's financial advisor.

Asset Sale and Plan of Dissolution

On December 17, 2013, the Company entered into an asset purchase agreement (the "Asset Purchase Agreement") with Renewable Energy Group, Inc. ("REGI") and REG Synthetic Fuels LLC ("REG Synthetic"), pursuant to which REG Synthetic acquired substantially all of the Company's assets, including its membership interests in Dynamic Fuels (the "Asset Sale"). As consideration for the Asset Sale, REG Synthetic agreed to assume substantially all of the Company's material liabilities and REGI agreed to issue to the Company a number of shares of its common stock to be calculated as of the closing of the Asset Sale in accordance with the terms of the Asset Purchase Agreement.

In connection with its approval of the Asset Purchase Agreement and the Asset Sale on December 17, 2013, Company's Board of Directors also approved a Plan of Liquidation and Dissolution of the Company (the "Plan of Dissolution").

On January 14, 2014, REGI filed with the Commission a registration statement on Form S-4, including a prospectus with respect to the shares of REGI common stock be issued to the Company in connection with the Asset Sale and a preliminary proxy statement of the Company relating to the Asset Sale, the Plan of Dissolution, and certain related matters (as amended on each of March 17, 2014, April 7, 2014, and April 14, 2014, the "Registration Statement"). The Registration Statement was declared effective on April 15, 2014.

In accordance with Regulation 14A under the Exchange Act, the Company filed a definitive proxy statement relating to the Asset Sale, the Plan of Dissolution, and certain related matters (the "Proxy Statement") on April 15, 2014, which described the financial condition of the Company and the terms and conditions of the Asset Purchase Agreement and the Plan of Dissolution. The Proxy Statement was mailed to the Company's stockholders on or about April 21, 2014.

A special meeting of the Company's stockholders was held on June 3, 2014 (the "Special Meeting"), at which the Company's stockholders approved the Asset Sale pursuant to the Asset Purchase Agreement, the liquidation and dissolution of the Company pursuant to the Plan of Dissolution, and related matters. The Asset Sale was consummated on June 3, 2014, at which time 3,493,613 shares of REGI common stock (the "REGI Shares") were issued to the Company and all of the Company's employees, other than Karen L. Power, were terminated. Pursuant to the Registration Statement, the REGI Shares are registered under the Securities Act of 1933, as amended (the "Securities Act"), and are not subject to any contractual or other restrictions that prevent the Company from selling the REGI Shares on the open market or distributing the REGI Shares in-kind to its stockholders as a dividend.

On June 11, 2014 (the "Effective Date"), the Company filed a Certificate of Dissolution (the "Certificate") with the Secretary of State of the State of Delaware (the "Delaware Secretary"), which effected the Company's dissolution pursuant to the General Corporation Law of the State of Delaware (the "DGCL"). As of the Effective Date, the Company's stock transfer books closed. Following the Effective Date, the Company has not had and will not have any ongoing business operations except as necessary to preserve and protect its assets (which consists primarily of the REGI Shares); wind up its business and affairs; discharge, pay or make provision for all of its liabilities; and distribute its assets in accordance with the Plan of Dissolution.

Litigation Related to the Asset Sale

Three lawsuits challenging the Asset Sale have been filed. First, on December 26, 2013, Daniel Baxter, on behalf of himself and the public stockholders of the Company, filed a putative class action petition in the District Court of Tulsa County, State of Oklahoma. Second, on December 30, 2013, Philip Crawley, on behalf of himself and the public stockholders of the Company, filed a putative class action petition in the District Court of Tulsa County, State of Oklahoma. Third, on January 10, 2014, George Kashouh and Thomas Victor, on behalf of themselves and the public stockholders of the Company, filed a putative class action petition in the District Court of Tulsa, State of Oklahoma. All three lawsuits named as defendants the Company, each member of the Company's Board of Directors, REGI, and REG Synthetic; the Baxter lawsuit also named, Karen L. Power, the Company's Principal Financial Officer as a defendant. On January 14, 2014, the court issued an order consolidating the first two suits, and on February 12, 2014, the third suit was consolidated (the lawsuits, as so consolidated, the "Asset Sale Litigation").

On January 22, 2014, the plaintiffs in the Asset Sale Litigation filed an amended consolidated petition alleging that (i) the Company's directors breached their fiduciary duties in connection with entering into the Asset Purchase Agreement by failing to maximize stockholder value, agreeing to onerous and unreasonable deal protection devices, and failing to act in accordance with their duties of care, loyalty, and good faith, (ii) the Company, REGI, and REG Synthetic aided and abetted those alleged breaches of fiduciary duties, and (iii) the preliminary Proxy Statement relating to the Asset Sale omitted material information regarding the proposed transaction and was otherwise misleading. Based on these allegations, the amended petition seeks to enjoin the Asset Sale, to obtain other related declaratory and injunctive relief (including rescission), and to recover the costs of the action, including reasonable attorneys' fees.

On January 24, 2014, the original judge assigned to the Asset Sale Litigation recused herself and the matter was re-assigned to another judge. On March 7, 2014, the Company agreed to include certain supplemental disclosures in the preliminary Proxy Statement in exchange for plaintiffs' agreement not to seek to enjoin or otherwise delay a vote by the Company's stockholders on the Asset Sale on the basis of the disclosures contained therein (the "Disclosure Settlement"). On April 16, 2014, plaintiffs filed a dismissal without prejudice of the Company from Asset Sale Litigation. A Memorandum of Understanding Regarding Disclosure Issues (the "MOU") was signed on June 30, 2014, and was filed with the court on July 28, 2014. Pursuant to the MOU, counsel for the plaintiffs is entitled to conduct two depositions by August 29, 2014, in order to confirm the fairness of the Disclosure Settlement. The parties have also agreed to submit a proposed scheduling order to the court by September 4, 2014.

The Company believes the likelihood of the Asset Sale being rescinded as a result of the Asset Sale Litigation to be extremely remote. The Company has in place directors' and officers' liability insurance in an amount that it believes to be sufficient to pay any potential damages that may be assessed as a result of the Asset Sale Litigation. Further, rescinding the Asset Sale would be highly impracticable in light of the fact that REG Synthetic has assumed full operational control of the business formerly conducted by the Company, REG Synthetic has acquired from Tyson the balance of the membership interests in Dynamic Fuels not previously held by the Company, and the Company has distributed approximately sixty percent of the REGI Shares to its stockholders.

Distributions of REGI Shares

Pursuant to the Plan of Dissolution, on July 30, 2014, the Company distributed 2,095,879 REGI Shares to its stockholders of record as of the Effective Date (the "Initial Distribution"). Following the Initial Distribution, the Company retains 1,397,734 REGI Shares (the "Retained Shares"), which it intends to distribute to its stockholders subject to its ability to satisfy its liabilities and obligations, including, without limitation, liabilities that may arise in connection with the Asset Sale Litigation. While the Company does not believe that all of the Retained Shares will be needed satisfy any such liabilities (including, without limitation, in connection with the Asset Sale Litigation), the Company's Board of Directors believes that it is prudent to maintain an excess reserve of Retained Shares in order to account for potential fluctuations in the market price of REGI common stock. Nevertheless, any determination regarding the timing and amount of any subsequent distributions will be made by the Company's Board of Directors in its sole discretion, and there can be no assurance that any such distributions will be made promptly or at all.

Outstanding Securities

The Company currently has two classes of securities outstanding: (i) the Common Stock and (ii) the Rights. In light of the fact that the Company's stock transfer books closed as of the Effective Date and no triggering event that would cause distribution of the Rights occurred prior to the Effective Date, the Rights are and will remain inseparable from the shares of Common Stock to which they are attached until the Rights expire at the close of business on October 24, 2014. The Rights do not provide for voting rights nor are dividends paid on the Rights.

The Common Stock and the Rights are registered under Section 12(g) of the Exchange Act. Previously, the Common Stock was listed on the NASDAQ Capital Market and, along with the attendant Rights, were registered under Section 12(b) of the Exchange Act. On June 6, 2014, the Common Stock ceased to be listed on the NASDAQ Capital Market following a request for voluntary delisting by the Company, and a Form 25 filed was under Rule 12d2-2(c) of the Exchange Act on that date, which became effective on June 16, 2014.

The Company had previously registered certain warrants to purchase Common Stock (the "Warrants") under Section 12(g) of the Exchange Act, none of which remain outstanding. Accordingly, on June 9, 2014, the Company filed a Form 15 under Rule 12g-4(a)(1) of the Exchange Act terminating the registration of the Warrants under Section 12(g) of the Exchange Act.

As a result of the fact that the Common Stock and the Rights remain registered under Section 12(g) of the Exchange Act, the Company has reporting obligations under Section 13(a) of the Exchange Act. The Company is current in its Exchange Act reporting obligations. As of the Effective Date, the Company had 9,967,547 issued and outstanding shares of Common Stock, which were owned of record by 972 stockholders.

In addition, the Company previously filed and caused to become effective several registration statements on Form S-3 and Form S-8 (the "S-3 and S-8 Registration Statements"). The Company was not obligated to maintain the effectiveness of any of the S-3 and S-8 Registration Statements, and accordingly filed post-effective amendments to the S-3 and S-8 Registration Statements on June 9, 2014 for the purpose of deregistering and removing all securities that remained unsold. The post-effective amendments were automatically effective as to the registration statements on Form S-8 and were declared effective as to the registration statements on Form S-3 on June 10, 2014.

Dissolution and Liquidation Proceedings

Upon the filing of the Certificate with the Delaware Secretary, pursuant to the DGCL, the Company closed its stock transfer books and instructed its transfer agent that no further stock transfers should be recognized. The Company is nevertheless required under the DGCL to maintain a quasi-corporate existence for a period of at least three years after the Effective Date for the limited purposes of preserving and protecting its assets, winding up its business and affairs, discharging or making provision for the discharge of its liabilities, and distributing its assets in accordance with the Plan of Dissolution.

Remaining Assets and Liabilities

As of the Effective Date, the Company had remaining total assets of approximately $37,702,000, which included cash and cash equivalents of $2,737,000 and the REGI Shares (with an aggregate market value of $34,831,000 (based on the closing price of REGI common stock on the Effective Date)). As disclosed in the Proxy Statement and in order to maximize tax efficiency, the Company intends to distribute all or the remaining portion of the REGI Shares (after giving effect to the Initial Distribution) to its stockholders in-kind after such time as it has discharged, or make provision for the discharge of, its liabilities. In addition, as disclosed in the Proxy Statement, in order to preserve the intended treatment of the Asset Sale as a "reorganization" under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, the Company must liquidate within one year following the consummation of the Asset Sale. To the extent that the Company's Board of Directors determines that the Company will be unable to discharge its liabilities within this one-year period, some or all of the cash, Retained Shares, and other assets held by the Company may be placed into a liquidating trust so that the Company can meet the one year liquidation requirement.

As of the Effective Date, the Company had remaining total liabilities of approximately $2,850,000, including estimated net costs to be incurred during liquidation of $2,250,000 and accounts payable of $600,000. Estimated net costs to be incurred during liquidation consist of the following: compensation for directors and officers of $150,000, compliance costs (including auditing, printing, and distribution agent fees) of $250,000, legal and accounting fees of $600,000, cash payout on previously exercisable Warrants of $700,000, and insurance premiums of $550,000.

Reporting History

The Asset Sale and Plan of Dissolution, along with other information pertinent to these matters, were described in detail in the Registration Statement and Proxy Statement. In addition, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 included relevant disclosure regarding the Asset Sale, and the Company has filed numerous Current Reports on Form 8-K related to the Asset Sale, the Plan of Dissolution, and the Initial Distribution since the filing of the Proxy Statement, all of which were filed with the Commission on a timely basis.

The Company's Exchange Act reporting history and press release practices further illustrate that the Company has a well-established record of keeping its stockholders and the public market informed and up-to-date by making timely disclosure of material information regarding the Company and its business and operations, including, most recently, with respect to the timing of its delisting from the NASDAQ Capital Market, the filing of the Certificate, and the Initial Distribution.

II. DISCUSSION

The quasi-corporate existence of the Company following the Effective Date creates difficulties in accomplishing the timely termination of the Company's reporting obligations under the Exchange Act. Pursuant to Rule 12g-4(a) under the Exchange Act, a reporting company may terminate registration of a class of securities under Section 12(g) of the Exchange Act if that class of securities is held of record by (i) fewer than 300 persons or (ii) if the Company has assets valued at no more than $10 million at the end of each of its preceding three fiscal years, fewer than 500 persons. Because the Company currently has 972 record holders of its Common Stock and attendant Rights, it is not currently eligible to terminate the registration of its Common Stock or Rights under Section 12(g) of the Exchange Act.

The Commission stated in Release No. 34-9660 (June 30, 1972) that in certain instances granting relief from the reporting requirements of the Exchange Act upon request by the issuer would be appropriate if compliance would be unreasonably expensive in light of the benefit derived from continued reporting. The Commission stated that "an unreasonable effort or expense would result if the benefits which might be derived by the stockholders of the issuer from the filing of the information are outweighed significantly by the costs to the issuer of obtaining the information. For example, where a company has ceased or severely curtailed its operations it might be unreasonable to require it to undergo the expense of obtaining the opinion of an independent auditor on its financial statements."

The Company falls squarely within the criteria set forth in Release 34-9660 for granting relief from the reporting requirements of the Exchange Act. As noted above, the Company has only one full-time employee and no longer conducts any active business operations. Continued compliance with the reporting requirements of Sections 13(a) and 15(d) would pose a substantial burden on the Company with no offsetting benefit to any existing stockholder or to any trading market. The Company believes (i) there would be no public interest served by requiring the Company to continue to file periodic reports under the Exchange Act and (ii) filing periodic reports would not provide any meaningful information to stockholders beyond the information that would be contained in its Current Reports on Form 8-K. Instead, the Company proposes to continue to file Current Reports on Form 8-K to report material developments relating to its liquidation and dissolution, including with respect to any subsequent liquidating distributions and other material payments, expenses related to the dissolution and liquidation process, and upon completion of the dissolution process. However, requiring the Company to continue full reporting under the Exchange Act would serve only to reduce the amount of assets available to satisfy its obligations to creditors and ultimately for distribution to its stockholders.

As noted above, the Company currently is being managed by its five directors and a single employee, who is currently serving as Chief Executive Officer and Principal Financial Officer, and who is not expected to continue to serve the Company on a full-time basis once the Company's affairs have been substantially wound up. Continued compliance with the Exchange Act reporting requirements would place an undue administrative and financial burden on the Company and further diminish the amount of assets available to satisfy its obligations to creditors and ultimately for distribution to its stockholders. The Company estimates that the costs associated with producing the reports necessary for continued compliance with the Exchange Act reporting requirements would be approximately $240,000 annually, including approximately $140,000 in auditing fees paid to the Company's independent registered accounting firm, $75,000 in fees paid to the Company's outside legal counsel, and $25,000 in financial printing costs for EDGAR filings (including XBRL-tagged interactive data files).

In Release 34-9660, the Commission also stated that it will consider the nature and extent of trading in the securities of the issuer in determining whether suspension of reporting requirements is consistent with the protection of investors. As noted above, the Common Stock was delisted from the NASDAQ Capital Market and ceased trading entirely on June 6, 2014. Moreover, when the Company filed the Certificate, its stock transfer books were closed and it instructed its transfer agent that further stock transfers would not be recognized. Finally, as noted, the Company has filed post-effective amendments to the Registration Statements to deregister and remove any unsold securities from registration.

In several similar no-action letters, consistent with the Commission's policy as stated in Release 34-9660, the Staff has taken the position that it will not recommend enforcement action against an issuer that is otherwise current in its Exchange Act reporting obligations, or its officers and directors, where the filing of Forms 10-Q and 10-K is suspended, but the issuer undertakes to disclose to public investors any material developments relating to its winding up and liquidation on a Current Report on Form 8-K. See, e.g., The Allied Defense Group, Inc. (Nov. 7, 2013); CIL&D, LLC (Aug. 9, 2013); Freedom Financial Group, Inc. (Mar. 11, 2010); Genesee Corporation (Dec. 4, 2007); Cygnus, Inc. (Mar. 27, 2006). We believe that the Company meets the criteria set forth in Release 34-9660 and the Staff's no-action letters granting relief from Exchange Act reporting in these circumstances. Specifically, as described in more detail above, the Company's stockholders approved the complete liquidation and dissolution of the Company pursuant to the Plan of Dissolution and the Company filed the Certificate as contemplated by the Plan of Dissolution on the Effective Date. The Company has not engaged in any business operations subsequent to the consummation of the Asset Sale other than to satisfy its obligations to dissolve, wind up, and liquidate according to the Plan of Dissolution and the DGCL. In connection with the Asset Sale, the Company sold all of its operating assets and REG Synthetic assumed substantially all of its material liabilities.

Additionally, upon filing of the Certificate with the Delaware Secretary, the Company closed its stock transfer books and instructed its transfer agent that no further stock transfers will be recognized. On June 6, 2014, the Common Stock ceased to be traded in any respect. All of the foregoing events have been fully disclosed by the Company through Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company is current in its Exchange Act reporting obligations and has timely filed all of its required reports during at least the last three years, including its most recent Quarterly Report on Form 10-Q for the quarter ended March 30, 2014, which was filed on May 6, 2014.

III. <u>REQUEST FOR RELIEF</u>

For the foregoing reasons, on behalf of the Company, we respectfully request that the Staff grant the Company relief from any further reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, commencing with relief from having to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, provided that the Company undertakes to disclose any material developments relating to the dissolution, winding up, and liquidation of the Company, including with respect to any subsequent liquidating distributions and other material payments, expenses related to the dissolution, the winding up and liquidation process, and the final dissolution and liquidation of the Company, on Current Reports on Form 8-K until the Company completes its liquidation, at which time it will file a Form 15.

If the Staff has any further questions or requires additional information, please contact Paul D. Broude at (617) 342-4027 or Richard C. Segal at (617) 342-4069. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity to discuss with the Staff, in advance of a formal written response, possible alternatives that would permit the Company to receive the requested relief.

Sincerely,

/s/ Richard C. Segal

Richard C. Segal

cc: Karen L. Power, Sooner Holdings, Inc.
Paul D. Broude, Esq.